Exhibit 99.1

XP INC. FURTHER STRENGTHENS THE WHOLESALE BANK BY APPOINTING JOSÉ BERENGUER TO LEAD ITS EXPANSION

São Paulo, Brazil, June 15, 2020 – XP Inc. (Nasdaq: XP), a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil, announced the hiring of José Berenguer to lead the expansion of the wholesale bank business. Mr. Berenguer will assume the position of CEO of Banco XP S.A. after a garden leave period and his main objective will be to transform the wholesale segment through the development of innovative products and services, with a focus on generating value through long-term and transparent relationships with customers.

Since its beginning, XP Inc. has focused on individuals in transforming the Brazilian financial markets. Over time, the company realized that there was another segment as big, promising and poorly serviced. So, gradually as always, XP built a structure capable of offering Brazilian companies the best financial solutions. After a few years, we have developed one of the most relevant investment banks in Brazil.

For this new expansion phase, José Berenguer brings a successful track record with some of the largest institutions in Brazil. For the past seven years, he was CEO of J.P. Morgan in Brazil. Prior to that, he held the position of CEO of Gávea and served as CEO of various business units at Banco Santander (Investment and Wholesale Banking, Asset Management and Private Banking and Retail Banking), in addition to his former role as a member of the Board of Directors.

He also worked at Banco ABN Amro Real, Banco BBA Creditanstalt, ING Barings, ING Bank Brazil and Banco Boavista. In addition, Mr. Berenguer is an executive director and member of the Board of the Brazilian Federation of Banks (Febraban), chairman of the board of the Brazilian Biodiversity Fund (FunBio) and the Brazilian Association of International Banks (ABBI) and board member of B3 S.A. – Brasil, Bolsa, Balcão, the National Association of Credit, Financing and Investment Institutions (ACREFI) and the Brazilian Association of Banks (ABBC). Mr. Berenguer holds a law degree from the Pontifical Catholic University of São Paulo (PUC-SP).

Guilherme Benchimol, founder and CEO of XP Inc., said, “Mr. Berenguer’s arrival further reinforces our commitment to continue transforming the financial markets to improve peoples’ lives. He has an impressive background, and it will be a privilege to build the future of XP at his side.”

“I see at XP Inc. the opportunity to join a company that is revolutionizing the Brazilian financial markets, which are still very concentrated. We also aim to become a benchmark for corporate customers, with the delivery of innovative products through trust and transparent relationships,” commented José Berenguer.

About XP

XP is a leading, technology-driven financial services platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 600 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control.

XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

Carlos Lazar, Head of Investor Relations	Investor Contact: ir@xpi.com.br
André Martins, Investor Relations Specialist	IR Website: investors.xpinc.com

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